UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of May 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On May 27, 2009, Telvent Corporation, S.L. (“Telvent Corporation”), an existing shareholder of Telvent GIT, S.A. (the “Company”), entered into an Underwriting Agreement (“Underwriting Agreement”) with Canaccord Adams, Inc., as representative of the underwriters named in the Underwriting Agreement, to sell to such underwriters 3,109,975 ordinary shares, nominal value €3.00505 per share (“Ordinary Shares”), of the Company at a price of $17.70 per share for aggregate proceeds (net of discounts and commissions) of $55.0 million. The Company will not receive any of the proceeds from the sale of shares in this offering by Telvent Corporation.
     The offering will be made pursuant to the Company’s registration statement on Form F-3 (File No. 333-155933) previously filed with, and declared effective by, the Securities and Exchange Commission (“SEC”) and the related prospectus supplement, dated May 27, 2009, filed with the SEC on May 28, 2009. In addition, Telvent Corporation has granted the underwriters an option to purchase up to 466,495 additional Ordinary Shares to cover over-allotments, if any. If the over-allotment option is exercised in full, the total gross proceeds to the Telvent Corporation will be $63.3 million.
     The above description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 1.1 hereto and incorporated herein by reference.
     The text from this Form 6-K is hereby incorporated by reference into the Company’s Form F-3 registration statement no. 333-155933.

SIGNATURES
Exhibit Index
EX-4.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 28, 2009

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

4.1	Underwriting Agreement dated May 27, 2009.